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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number: 33-95962

                             CUMBERLAND FARMS, INC.
             (Exact name of registrants as specified in its charter)
                                777 Dedham Street
                                Canton, MA 02021
                                 (781) 828-4900
  (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

                     10.5% CLASS 11A SECURED NOTES DUE 2003
                     10.5% CLASS 11F SECURED NOTES DUE 2003
                     9.75% CLASS 11G SECURED NOTES DUE 2003
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate and suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [ ]          Rule 12h-3(b)(1)(i)          [X]

     Rule 12g-4(a)(1)(ii)      [ ]          Rule 12h-3(b)(1)(ii)         [ ]

     Rule 12g-4(a)(2)(i)       [ ]          Rule 12h-3(b)(2)(i)          [ ]

     Rule 12g-4(a)(2)(ii)      [ ]          Rule 12h-3(b)(2)(ii)         [ ]

                                            Rule 15d-6                   [X]

         Approximate number of holders of record as of the certification on notice date:
           10.5% Class 11A Secured Notes due 2003 - 39 holders of record 10.5% Class 11F Secured Notes due 2003 - 1 holder of record 9.75% Class 11G Secured Notes due 2003 - 1 holder of record

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cumberland Farms, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                              CUMBERLAND FARMS, INC.


Date: December 29, 1997                       By: /s/ Lily H. Bentas
                                                  -----------------------------
                                                  Name: Lily H. Bentas
                                                  Title: President